23(d)(3)c
Amendment dated July 22, 2009 to Sub-Advisory Agreement on behalf of Transamerica Federated Market Opportunity VP

[LETTERHEAD]
July 22, 2009
Federated Equity Management Company of Pennsylvania
1001 Liberty Avenue
Pittsburgh, PA 15222-3779
Attention: George Polatas
Re: Transamerica Federated Market Opportunity VP (the “Fund”)
Dear Mr. Polatas:
Pursuant to the Sub-Advisory Agreement for the above Fund dated January 1, 1997, as amended, by and between Federated Equity Management Company of Pennsylvania (“Federated” or the “Sub-Adviser”) and Transamerica Asset Management, Inc. (the “Investment Adviser”), the Investment Adviser hereby authorizes the Sub-Adviser to determine from time to time what securities and other investments and instruments (including derivative contracts) will be purchased, retained, sold or exchanged by the Fund and what portion of the Fund’s assets as shall be allocated to the Sub-Adviser by the Investment Adviser (“Allocated Assets”) will be held in the various securities and other investments in which the Fund invests, and shall implement those decisions (including the execution of investment documentation and agreements), all subject to the provisions of the Trust’s Declaration of Trust and By-Laws, the Investment Company Act of 1940 and the applicable rules and regulations promulgated thereunder by the Securities and Exchange Commission (the “SEC”) and interpretive guidance issued thereunder by the SEC staff and any other applicable federal and state law, as well as the investment objectives, policies and restrictions of the Fund, and any other specific policies adopted by the Board and disclosed to the Sub-Adviser.

Sincerely,

Transamerica Asset Management, Inc.

By:	/s/ Christopher A. Staples

Name:	Christopher A. Staples
Title:	Senior Vice President — Investment Management
and Chief Investment Officer

Federated Equity Management Company of Pennsylvania

By:	/s/ John B. Fischer

Name:	John B. Fischer
Title:	President & CEO